DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 20, 2007

Eric J. Friedman
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2-20-2007

Re: Norfolk Southern Corporation
Incoming letter dated December 21, 2006

Dear Mr. Friedman:

This is in response to your letters dated December 21, 2006 and January 29, 2007 concerning the shareholder proposal submitted to Norfolk Southern by the International Brotherhood of Teamsters. We also have received a letter from the proponent dated January 18, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

PROCESSED
FEB 28 2007
THOMSON
FINANCIAL

Enclosures

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, DC 20001

07042313

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Securities Exchange Act of 1934
Rule 14a-8(i)(7)

December 21, 2006

RECEIVED

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

RE: Norfolk Southern Corporation - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client, Norfolk Southern Corporation, a Virginia corporation (the "Company"), in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby enclose six copies of a letter dated November 7, 2006 from the International Brotherhood of Teamsters ("IBT"), including the accompanying resolution and supporting statement (the "Proposal") sought to be included by IBT in the Company's proxy statement (the "Proxy Statement") for the 2007 Annual Meeting of the Shareholders pursuant to Rule 14a-8 under the Exchange Act.

We wish to inform the Staff (the "Staff") of the Securities and Exchange Commission ("SEC") (and, by a copy of this letter, IBT) of the intended omission of the Proposal from the Proxy Statement and to explain the reasons for the Company's position.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors "make available, omitting proprietary information and at reasonable cost in its annual proxy statement by the 2008 annual meeting, information relevant to the Company's efforts to both safeguard the security of their operations and minimize material financial risk arising from a terrorist attack and/or other homeland security incidents."

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Relating To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) provides that a shareholder proposal may be excluded if it deals with a matter relating to a company's ordinary business operations. The SEC has taken the position that shareholder proposals requesting that a company prepare reports on specific aspects of the conduct of its ordinary business operations are excludable if "the subject matter of the special report or committee involves a matter of ordinary business; where it does, the proposal will be excludable . . ." *See* Release No. 34-20091 (August 16, 1983). Similarly, the Staff has also consistently permitted the exclusion of shareholder proposals that request a company to provide additional disclosure about a particular matter under Rule 14a-8(i)(7) if the "subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business," "even in cases where such proposal would not require the taking of any particular action by the company with respect to such business operations." *See* Johnson Controls, Inc. (avail. Oct. 26, 1999); *see also* Otter Tail Corp. (avail. Jan. 13, 2004).

In the SEC release accompanying the 1998 amendments to Rule 14a-8, the SEC described the two "central considerations" for the ordinary business exclusion. Release No. 34-40018 (May 21, 1998) (the "May 1998 Release"). The first relates to the subject matter of the shareholder proposal. The SEC explained that certain tasks were "so fundamental to management's ability to run a company on a day to day basis" that they could not be subject to direct shareholder oversight. The second relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

For the reasons addressed below, the Proposal relates to the Company's ordinary business operations. Thus, the Company believes that the Proposal is excludable under Rule 14a-8(i)(7).

1. **The Proposal's request to disclose additional information in the Proxy Statement regarding the Company's security measures to safeguard its operations is fundamental to the Company's ordinary business operations.**

The Proposal requests that additional disclosure be provided in the Proxy Statement regarding the Company's efforts to safeguard the security of its operations. The Company is a diversified transportation company which, through its wholly owned subsidiaries, among other things, operates 21,200 miles of freight railroad tracks in 22 states, the District of Columbia and Canada, serving every major container port in the eastern United States. The Company's subsidiaries also operate the most extensive intermodal shipping network in the eastern United States. Given the complex nature of the Company's business, the implementation and oversight of the Company's security measures, including those related to possible terrorist attacks or other homeland security incidents, are integral aspects of the ordinary day-to-day operations of the Company's business. The negative effects of non-existent or mismanaged security measures would permeate every aspect of the Company's operations, affect employee well-being and morale, deplete the Company's core assets, decrease the quality of the services provided to its customers, and ultimately, the profitability of its business. The additional information the Proposal seeks delves into the daily decisions of the Company's management with respect to safeguarding the Company's operations and, as such, constitutes matters of ordinary business.

The Proposal is precisely the type of shareholder proposal which the Staff has found, in similar circumstances involving transportation companies, to be excludable as ordinary business operations in accordance with Rule 14a-8(i)(7) and its predecessor, Rule 14a-8(c)(7). For example, in CNF Transportation Inc. (avail. Jan. 26, 1998), the Staff concurred that a shareholder proposal requesting that relevant safety data be disclosed in the annual report to shareholders could be excluded as "the proposal is directed at matters relating to the conduct of the Company's ordinary business operations." Similarly, the Staff concurred that Burlington Northern Santa Fe Corp. (avail. Jan. 14, 2004) could exclude a shareholder proposal requesting the "development and adaptation of new [safety] technology for the company's operations" from its proxy materials because it was related to "[Burlington Northern Santa Fe Corp.'s] ordinary business operations." The Staff also previously held that both Burlington Northern Santa Fe Corp. (avail. Jan. 22, 1997) and Union Pacific Corporation (avail. Dec. 16, 1996) could omit shareholder proposals requesting additional information be provided to shareholders concerning the joint development of railroad safety systems on the basis that such information were matters "relating to the conduct of the Company's ordinary business operations." In a similar vein, in 1987, the Staff concurred that AMR Corporation (avail. Apr. 2, 1987) could exclude from its proxy statement a stockholder proposal relating to the formation of a committee of outside directors to conduct a review of the safety of the company's airline operations and report its findings to stockholders because "determining the nature and extent of review of the safety of Company airline operations" was "a matter relating to the conduct of the Company's ordinary business operations."

The information requested by the Proposal is at its core the same as the transportation safety issues which the Staff has previously determined to be at the heart of a company's conduct of its ordinary business operations. In the Proposal's supporting statement, IBT states that the "Company makes no mention in their 10-K of preparations undertaken to *protect employees* and equipment in the event of a terrorist threat..." (emphasis added). In each of the above-mentioned letters, the Staff recognized that management is in the best position to make decisions concerning safety of operations. Similarly, matters related to security measures taken to safeguard the Company's employees and operations, particularly for transportation companies, are, as stated in the May 1998 Release, "fundamental to management's ability to run a company on a day to day basis" and, as a result, should not be subject to direct shareholder oversight. Security matters for a railroad company involve an ongoing analysis of the Company's operational, financial, business, regulatory, technical, legal and organization information, as well as the current and anticipated political environment and external risks, which would, again as stated in the May 1998 Release, "prob[e] too deeply into the matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." In essence, IBT seeks to have shareholders look over management's shoulder to be able to say "that's no way to run a railroad." In the Proposal's supporting statement, IBT states that "[t]he lack of such information prevents shareholders from being able to make decisions based on the facts." These matters are within the purview of the Company's management, which has the necessary capability and knowledge to evaluate security matters. Accordingly, we believe the Proposal is excludable under Rule 14a-8(i)(7).

2. **The Proposal's request to disclose additional information in the Proxy Statement regarding the Company's efforts to minimize material financial risk arising from a terrorist attack and/or other homeland security incidents is fundamental to the Company's ordinary business operations.**

The Proposal could also be read as a separate request for information regarding the Company's efforts to minimize material financial risk arising from a terrorist attack and/or other homeland security incidents. It is well-established that shareholder proposals seeking information on a company's assessment of the financial implications of aspects of its business operations delve into the minutiae and details of the ordinary conduct of business.

For example, in Pfizer Inc. (avail. Jan. 24, 2006), the Staff concurred that a shareholder proposal urging the board of directors to issue a report identifying the "economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on [Pfizer's] business strategy, and its initiatives to date" was excludable under Rule 14a-8(i)(7) because they related to the "evaluation of risk" which is within the purview of ordinary business operations. The Staff also concurred that General Electric Co. (avail. Jan. 13, 2006) could exclude a shareholder proposal urging the board of directors to issue a report "evaluating the risk of damage to [General Electric's] brand name and reputation in the United States as a result of [outsourcing and offshoring]" under Rule 14a-8(i)(7) because it dealt with the "evaluation of risk" which related to General Electric Co.'s ordinary business operations. In addition, in J.P. Morgan Chase & Co. (avail. Feb. 28, 2001), the Staff concurred that J.P. Morgan could exclude a shareholder proposal which requested that additional information regarding the risks of inflation/deflation and their financial impact on J.P. Morgan's business be included in its annual report.

The same analysis applies here. As a major transportation company, the financial risks that could potentially arise from a terrorist attack and/or other homeland security incidents are an important factor that the Company considers in decision-making related to the operations of its various routes and facilities. Thus, decisions related to such financial risks are "fundamental to management's ability to run a company on a day to day basis" and, as a result, should not be subject to direct shareholder oversight. Like security matters generally, these types of financial risks involve an ongoing analysis of the Company's operational, financial, business, regulatory, technical, legal and organization information, which, as stated in the May 1998 Release, would "prob[e] too deeply into the matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Financial assessments of security safeguards are matters uniquely within the purview of the management of the Company, which has the necessary capability and knowledge to evaluate such financial risks. Accordingly, we believe the Proposal is excludable under Rule 14a-8(i)(7).

SUMMARY

For each of the reasons set forth above, the Company believes that the Proposal is properly excludable from the Proxy Statement for the 2007 Annual Meeting under Rule 14a-8(i)(7), and requests that the Staff confirm that it will not recommend enforcement action to the SEC should the Company omit the Proposal from the Company's Proxy Statement.

Any questions with respect to the subject matter of this letter should be addressed to the undersigned, at Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, NY 10036, or via telephone at (212) 735-2204 or, in my absence, please contact Joseph Dimino, Vice President and Corporate Counsel, Norfolk Southern Corporation, Three Commercial Place, Norfolk, VA 23510, (757) 629-2816.

Very truly yours,

Eric J. Friedman

Attachments

cc: C. Thomas Keegel, General Secretary-Treasurer
International Brotherhood of Teamsters

Joseph Dimino, Esq.
Norfolk Southern Corporation

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

November 7, 2006

BY FAX: 757-533-4917
BY UPS NEXT DAY

Ms. Dezora M. Martin
Corporate Secretary
Norfolk Southern Corporation
3 Commercial Place
Norfolk, VA 23510

Dear Ms. Martin:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2007 Annual Meeting.

The General Fund has owned 90 shares of Norfolk Southern Corporation continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only Union delivery. If you have any questions about this proposal, please direct them to Noa Oren of the Capital Strategies Department, at (202) 624-8990.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/lm
Enclosures

RESOLVED: That the shareholders of Norfolk Southern Corporation ("Company") hereby request that the Board of Directors make available, omitting proprietary information and at reasonable cost in its annual proxy statement by the 2008 annual meeting, information relevant to the Company's efforts to both safeguard the security of their operations and minimize material financial risk arising from a terrorist attack and/or other homeland security incidents.

SUPPORTING STATEMENT: It is imperative that shareholders be allowed to evaluate the steps our Company has taken to minimize financial risk arising from a terrorist attack or other homeland security incident.

Our Company has a history of fatal accidents including the 2005 train wreck in Graniteville, S.C., where a tank car carrying chlorine gas derailed and ruptured, killing nine people and injuring many others. Our Company has already set aside $35 million for payments of damages that insurance will not cover for that one accident alone.[1]

The United States Naval Research Laboratory reported that one 90-ton tank car carrying chlorine, if targeted by an explosive device, could create a toxic cloud 40 miles long and 10 miles wide, which could kill 100,000 people in 30 minutes. The risk of an attack of this magnitude is not insignificant according to the Federal Bureau of Investigation, which issued a warning in 2002 about potential terrorist attacks on the nation's railroads.

Still, rail workers throughout our Company report that Norfolk Southern has, by virtually all accounts, failed to implement significant security improvements to deter or respond to a terrorist attack on the U.S. rail network, which could potentially devastate our Company.

While other rail companies, such as Canadian Pacific Railway's have disclosed extensive detail of both security actions taken to protect their infrastructure and personnel and their cost, our Company makes no mention in their 10-K of preparations undertaken to protect employees and equipment in the event of a terrorist threat to the railroad's operation in high-risk areas like military bases in Virginia, the New York-New Jersey corridor, Philadelphia and Washington D.C.[2]

---

[1] *Norfolk Southern Faces Lawsuit* by Christopher Dinsmore (The Virginian-Pilot) 10/5/2005.
[2] *New Strategies to Protect America* by Robert Housman and Timothy Olson.

The train bombings in London in 2005 and Madrid in 2004, where hundreds of people died and thousands were injured, highlight the vulnerability of railways as prime targets for terrorist attacks. According to an Instrat briefing[3], Merrill Lynch analysts indicated that they thought the insured losses of the London 2005 bombings could approach those of the Madrid train bombings in 2004, which totaled approximately £60 million. The briefing also indicated that Risk Management Services had already revealed initial estimates of direct insured property loss between $30-$40 million.

The lack of such information prevents shareholders from being able to make decisions based on the facts. To protect our investments, our Company and our communities, we urge you to support disclosure of security measures at Norfolk Southern Corporation.

We urge shareholders to vote **FOR** this proposal.

[3] *Instrat Briefing*, Guy Carpenter and Company (July 14, 2005).

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

January 18, 2007

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Dear Sir or Madam:

By letter dated December 21, 2006 (the "No-Action Request"), Norfolk Southern Corporation ("Norfolk Southern" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Teamster General Fund (the "Fund") from the Company's proxy materials to be sent to shareholders in connection with the 2007 annual meeting of shareholders (the "2007 Annual Meeting").

The Proposal requests that the Company report annually in its proxy on the Company's efforts to safeguard security of operations and minimize material financial risk arising from a terrorist attack and/or other homeland security incidents.

The Company contends that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), arguing that the Proposal deals with matters relating to the Company's ordinary business operations.

Homeland security as it pertains to the transportation industry's operations is an important policy issue for Norfolk Southern and its peers. As the Company's Office of Chief Counsel duly notes, "The negative effects of non-existent or mismanaged security measures would permeate every aspect of the Company's operations, affect employee well-being and morale, deplete the Company's core assets, decrease the quality of services provided to its customers, and ultimately, the profitability of its business." However, security efforts undertaken specifically to protect the Company and minimize financial risk from a homeland incident in the Proposal are clearly differentiated from the ordinary business security measures cited below. We believe that the strategy the company adopts to pursue these efforts is a broad matter of policy that shareholders should have the opportunity to evaluate in order to protect their investments. Norfolk Southern's request for no-action relief should accordingly be denied.

In requesting no-action relief the Company cites several transportation-industry precedents for no-action that are substantively different from our Proposal.

In the Company's letter, Counsel refers to *CNF Transportation, Inc.* (avail. Jan. 26, 1998) and *AMR Corp.* (avail. April 2, 1987) where the Staff upheld the exclusion of proposals requesting that management adopt a new safety-related policy or review ordinary business safety operations and report on it. These examples are not applicable to our Proposal, which does not request that management adopt a specific safety policy or review ordinary business safety operations and report on it. Rather, our Proposal requests information about what security measures the Company is undertaking and the potential impact on shareholder investments in terms of possible terrorist incidents, which is not the focus of the proposals cited above.

Counsel also cites *Burlington Northern Santa Fe Corp.* (avail. January 22, 1997) and *Union Pacific* (avail. Dec. 16, 1996), in which the Staff honored the request for no-action concerning the joint development of railroad safety systems on the basis that these matters pertained to ordinary business. Similarly, the Company refers to *Burlington Northern Santa Fe Corp.* (avail. Jan. 14, 2004) where the Staff upheld the exclusion of a proposal requesting the "development and adaptation of new [safety] technology for the company's operations" from its proxy materials because it was related to "[Burlington Northern Santa Fe Corp.'s] ordinary business operations." These examples are also not applicable to our Proposal, which does not pertain to the Company's specific safety systems and/or their development. Our Proposal requests information about what security measures the Company is undertaking and the potential impact on shareholder investments in terms of possible terrorist incidents, which is not the key issue in the proposals cited above.

Further, Counsel refers to a number of cases, including *General Electric Co.* (avail. Jan. 13, 2006), *Pfizer Inc.* (avail. Jan. 24, 2006), and *J.P. Morgan Chase & Co.* (avail. Feb. 28, 2001), where the Staff honored the request for no-action concerning reports on initiatives to manage risk from external factors that could affect the company's business or operations. In the cases cited by the Company's Office of Chief Counsel the companies would not face possibly significant financial liability stemming from the external factors that are invoked, that is, risks of global pandemics, off-shoring jobs, and financial volatility, which is substantively different from a potential terrorist incident where an affected community and its members could sue for personal damages arising from negligence in the Company's security preparations.

Although the Company contends that the shareholder proposal seeks to gain oversight of managers and their decisions, we believe that this is a misreading of our Proposal. The Proposal asks that the Board of Directors report to shareholders on security efforts and their financial implications, that is, asking the Directors of the Company's board to oversee management's security efforts, which, we believe, is part of their duty to protect the interests of shareholders.

The security measures that the Company adopts and enforces to improve its homeland security preparedness will have a tremendous financial impact on shareholders as well as the communities in which it operates. The Staff has ruled in the past under rule 14a-8(i)(7) that it would not permit *E.I. du Pont de Nemours and Company* (avail. Feb. 24, 2006) to exclude a proposal requesting that the Board prepare a report on the implications of a policy for reducing potential harm and the number of people in danger from potential catastrophic chemical releases by increasing the inherent security of DuPont facilities. Further, the Staff found in *ExxonMobil* (avail. March 18, 2005), that a report of the impacts of environmental policy that would have similarly wide repercussions on surrounding communities was a broad question of policy, and not a matter of ordinary business.

Based on the foregoing analysis the Fund respectfully requests that the Division take action to enforce inclusion of its Proposal in Norfolk Southern Corporation's 2007 Proxy Materials.

Should the Commission have any questions or need additional information, please direct them to Noa Oren, IBT Projects Manager, at (202) 624-8990.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/no

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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January 29, 2007

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Norfolk Southern Corporation 2007 Annual Meeting – Shareholder Proposal of the International Brotherhood of Teamsters

Ladies and Gentlemen:

I refer to my letter dated December 21, 2006 (the "December 21 Letter") pursuant to which Norfolk Southern Corporation, a Virginia corporation (the "Company"), requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the International Brotherhood of Teamsters (the "Proponent") may properly be omitted pursuant to Rule 14a-8(i)(7) from the Company's proxy statement (the "Proxy Statement") to be distributed by the Company in connection with its 2007 Annual Meeting of the Shareholders.

This letter is in response to the letter to the Staff by the Proponent dated January 18, 2007 (the "Proponent's Letter"), and supplements the December 21 Letter. In accordance with Rule 14a-8(j), a copy of this letter is being sent simultaneously to the Proponent. As discussed below, we do not believe the

Proponent's Letter changes the conclusion that the Proposal is excludable under Rule 14a-8(i)(7).

I. The Company's Efforts To Safeguard The Security Of Its Operations From A Terrorist Attack And/Or Other Homeland Security Incident Is A Matter Of The Company's Ordinary Business Operations.

The Proponent now argues that the information sought in the Proposal regarding the Company's efforts to safeguard the security of its operations is a broad matter of policy and that security efforts undertaken specifically to protect the Company from a terrorist attack or homeland security incident are substantively different from ordinary business security measures. We respectfully submit that a plain reading of the Proposal places it squarely within the ambit of the Rule 14a-8(i)(7) ordinary business exclusion.

The Proposal requests that the Company disclose in its Proxy Statement "information relevant to the Company's efforts to...safeguard the security of their operations...arising from a terrorist attack and/or other homeland security incidents." The Proponent attempts to distinguish the Proposal from the shareholder proposals in CNF Transportation, Inc. (avail. Jan. 26, 1998), AMR Corp. (avail. April 2, 1987), Burlington Northern Santa Fe Corp. (avail. January 22, 1997), Union Pacific (avail. December 16, 1996) and Burlington Northern Santa Fe Corp. (avail. January 14, 2004). For example, on two occasions when referencing those authorities, the Proponent's Letter stresses that "[o]ur Proposal requests information." The Proponent misinterprets the Staff's approach towards allowing Rule 14a-8(i)(7) ordinary business exclusions.

As discussed in the December 21 Letter, the Staff has consistently permitted the exclusion of shareholder proposals that request a company to provide additional disclosure about a particular matter under Rule 14a-8(i)(7) if the "*subject matter* of the additional disclosure sought in a particular proposal involves a matter of ordinary business," (emphasis added) "even in cases where such proposal would not require the taking of any particular action by the company with respect to such business operations." *See* Johnson Controls, Inc. (avail. Oct. 26, 1999); *see also* Otter Tail Corp. (avail. Jan. 13, 2004). Each of the authorities cited above from the December 21 Letter requested information regarding aspects of the security measures undertaken to protect the relevant company's operations and, as such, were held by the Staff to be excludable on the basis of the ordinary course of business exception. Accordingly, we believe that the Proposal should be excluded under Rule 14a-8(i)(7), because the type of actions underlying the Proposal are inescapably operationally based, and therefore, matters of ordinary business operations.

As discussed in the December 21 Letter, the implementation and oversight of the Company's security measures, including those related to possible terrorist attacks or other homeland security incidents, are integral aspects of the ordinary day-to-day operations of the Company's business. As a matter of course, the Company has had measures in place to safeguard the Company's operations from a number of security risks, *including* terrorism. While these security measures may be reviewed and assessed by management in light of the nation's heightened awareness of risks pertaining to acts of terrorism or homeland security incidents, they still are matters of ordinary course of business.

II. The Company's Efforts To Minimize Material Financial Risk Arising From A Terrorist Attack And/Or Other Homeland Security Incidents Calls For An Internal Assessment Of Risk And Is A Matter Of Ordinary Business Operations.

The Proponent also argues that the types of risk covered by the Proposal – terrorist attacks and homeland security incidents – are distinguishable from the risks at issue in the authorities cited in the December 21 Letter because the external risk factors invoked by those authorities are substantively different from the risk of a potential terrorist incident. This is a meaningless distinction, as the character of a given risk does not change that fact that it is simply another risk to be assessed.

For example, the Proponent notes that, in the case of a potential terrorist attack, an affected community and its members could sue for personal damages arising from negligence in the Company's security operations. However, the assessment of risk of litigation arising from an external event such as a potential terrorist act is still just that – an assessment of risk. The Staff has consistently deemed any such assessment to be a matter of ordinary business operations, and nothing in the Proponent's Letter refutes the authorities cited in the December 21 Letter. As such, because the Proposal requires disclosure on matters that require the Company's assessment of risk, the Proposal is squarely within the ambit of the Rule 14a-8(i)(7) ordinary business exclusion.

III. The Proposal Seeks To Gain Oversight Of The Company's Management and Its Decisions.

The Proponent argues that the Proposal does not seek to gain oversight of managers and their decisions. We respectfully disagree. A plain reading of the Proposal indicates the Proponent's desire to participate in security matters that are clearly within the purview of the Company's management. In the

Proposal's supporting statement, the Proponent states that "[t]he lack of such information prevents shareholders from being able to make decisions based on the facts." Such shareholder oversight would conflict with one of the cornerstones of Release No. 34-40018 (May 21, 1998) (the "May 1998 Release") because it would "prob[e] too deeply into the matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

IV. The Proposal Requests Information That Is Not A Broad Question Of Policy, But Instead, A Matter Of Ordinary Business Operations.

The Proponent argues that the Proposal's request for information related to the Company's security measures is a broad matter of policy and cites E.I. du Pont de Nemours and Company (avail. February 24, 2006) and Exxon Mobil Corp. (avail. March 18, 2005) as analogous authorities. We respectfully submit that information related to the Company's security measures is a matter related to ordinary business operations, and not a significant social policy issue that transcends day-to-day business matters.

We recognize that the Staff has held that proposals may not be excluded if they focus on "sufficiently significant social policy issues...because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *See* May 1998 Release. However, the Proposal does not request a discussion of a "sufficiently significant social policy issue." The du Pont shareholder proposal requested that du Pont prepare a report on the implications of a policy for reducing potential harm to the environment from chemical releases, and the proponent argued that Rule 14a-8(i)(7) did not apply because (1) the shareholder proposal focused on the policy issue of whether the company should reduce the quantity of chemically hazardous materials in their facilities as a security measure, "not in the context of *financial impact* on [du Pont], but in the context of impact on the environment and public health" (emphasis added) and (2) the shareholder proposal was focused on broad policy questions of whether Chemical Security was worth pursuing, and not on specifically enumerated technologies or *operational details* that are properly under the purview of management." (emphasis added) *See* Letter from Green Century Capital Management to the Staff, dated February 3, 2006. The du Pont shareholder proposal also relied largely on Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C") which pertains to shareholder proposals that relate to environmental or public health concerns. SLB 14C specifically provides that:

> "To the extent that a proposal and supporting statement focus on the company engaging in *an internal assessment of the risks or liabilities that the*

> *company faces as a result of its operations* that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7)." (emphasis added)

The Proposal differs from the du Pont shareholder proposal in several key aspects:

- The Proposal does not deal with issues related to environmental or public health concerns.

- The Proposal, *on its face*, specifically seeks a financial assessment of risk to the Company's operations, which the Staff has repeatedly held to be an internal assessment of risk and hence, a matter of ordinary business operations.

- The du Pont shareholder proposal specifically requests a policy discussion in its resolution, while the Proposal requests specific information about the Company's security measures.

The Proposal does not request that the Company adhere to any principles or policies. Instead, the Proposal seeks a review of the Company's business activities, and, in particular, financial assessment of such activities, rendering it to be placed squarely within the ambit of the Rule 14a-8(i)(7) ordinary business exclusion. Similarly, the Proposal also differs from the Exxon Mobil proposal cited in the Proponent's Letter in the same key aspects as the du Pont proposal.

V. Conclusion

For the reasons set forth above and in the December 21 Letter, the Company continues to believe that the Proposal may properly be omitted from the Proxy Statement pursuant to Rule 14a-8(i)(7), and requests the Staff's concurrence with its views.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter to the messenger. Any questions with respect to the subject matter of this letter should be addressed to the undersigned, at Skadden,

Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, NY 10036, or via telephone at (212) 735-2204 or, in my absence, please contact Joseph Dimino, Vice President and Corporate Counsel, Norfolk Southern Corporation, Three Commercial Place, Norfolk, VA 23510, (757) 629-2816.

Very truly yours,

Eric J. Friedman

Attachments

cc: C. Thomas Keegel, General Secretary-Treasurer
International Brotherhood of Teamsters

Joseph Dimino, Esq.
Norfolk Southern Corporation

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

January 18, 2007

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Dear Sir or Madam:

By letter dated December 21, 2006 (the "No-Action Request"), Norfolk Southern Corporation ("Norfolk Southern" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Teamster General Fund (the "Fund") from the Company's proxy materials to be sent to shareholders in connection with the 2007 annual meeting of shareholders (the "2007 Annual Meeting").

The Proposal requests that the Company report annually in its proxy on the Company's efforts to safeguard security of operations and minimize material financial risk arising from a terrorist attack and/or other homeland security incidents.

The Company contends that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), arguing that the Proposal deals with matters relating to the Company's ordinary business operations.

Homeland security as it pertains to the transportation industry's operations is an important policy issue for Norfolk Southern and its peers. As the Company's Office of Chief Counsel duly notes, "The negative effects of non-existent or mismanaged security measures would permeate every aspect of the Company's operations, affect employee well-being and morale, deplete the Company's core assets, decrease the quality of services provided to its customers, and ultimately, the profitability of its business." However, security efforts undertaken specifically to protect the Company and minimize financial risk from a homeland incident in the Proposal are clearly differentiated from the ordinary business security measures cited below. We believe that the strategy the company adopts to pursue these efforts is a broad matter of policy that shareholders should have the opportunity to evaluate in order to protect their investments. Norfolk Southern's request for no-action relief should accordingly be denied.

In requesting no-action relief the Company cites several transportation-industry precedents for no-action that are substantively different from our Proposal.

In the Company's letter, Counsel refers to *CNF Transportation, Inc.* (avail. Jan. 26, 1998) and *AMR Corp.* (avail. April 2, 1987) where the Staff upheld the exclusion of proposals requesting that management adopt a new safety-related policy or review ordinary business safety operations and report on it. These examples are not applicable to our Proposal, which does not request that management adopt a specific safety policy or review ordinary business safety operations and report on it. Rather, our Proposal requests information about what security measures the Company is undertaking and the potential impact on shareholder investments in terms of possible terrorist incidents, which is not the focus of the proposals cited above.

Counsel also cites *Burlington Northern Santa Fe Corp.* (avail. January 22, 1997) and *Union Pacific* (avail. Dec. 16, 1996), in which the Staff honored the request for no-action concerning the joint development of railroad safety systems on the basis that these matters pertained to ordinary business. Similarly, the Company refers to *Burlington Northern Santa Fe Corp.* (avail. Jan. 14, 2004) where the Staff upheld the exclusion of a proposal requesting the "development and adaptation of new [safety] technology for the company's operations" from its proxy materials because it was related to "[Burlington Northern Santa Fe Corp.'s] ordinary business operations." These examples are also not applicable to our Proposal, which does not pertain to the Company's specific safety systems and/or their development. Our Proposal requests information about what security measures the Company is undertaking and the potential impact on shareholder investments in terms of possible terrorist incidents, which is not the key issue in the proposals cited above.

Further, Counsel refers to a number of cases, including *General Electric Co.* (avail. Jan. 13, 2006), *Pfizer Inc.* (avail. Jan. 24, 2006), and *J.P. Morgan Chase & Co.* (avail. Feb. 28, 2001), where the Staff honored the request for no-action concerning reports on initiatives to manage risk from external factors that could affect the company's business or operations. In the cases cited by the Company's Office of Chief Counsel the companies would not face possibly significant financial liability stemming from the external factors that are invoked, that is, risks of global pandemics, off-shoring jobs, and financial volatility, which is substantively different from a potential terrorist incident where an affected community and its members could sue for personal damages arising from negligence in the Company's security preparations.

Although the Company contends that the shareholder proposal seeks to gain oversight of managers and their decisions, we believe that this is a misreading of our Proposal. The Proposal asks that the Board of Directors report to shareholders on security efforts and their financial implications, that is, asking the Directors of the Company's board to oversee management's security efforts, which, we believe, is part of their duty to protect the interests of shareholders.

The security measures that the Company adopts and enforces to improve its homeland security preparedness will have a tremendous financial impact on shareholders as well as the communities in which it operates. The Staff has ruled in the past under rule 14a-8(i)(7) that it would not permit *E.I. du Pont de Nemours and Company* (avail. Feb. 24, 2006) to exclude a proposal requesting that the Board prepare a report on the implications of a policy for reducing potential harm and the number of people in danger from potential catastrophic chemical releases by increasing the inherent security of DuPont facilities. Further, the Staff found in *ExxonMobil* (avail. March 18, 2005), that a report of the impacts of environmental policy that would have similarly wide repercussions on surrounding communities was a broad question of policy, and not a matter of ordinary business.

Based on the foregoing analysis the Fund respectfully requests that the Division take action to enforce inclusion of its Proposal in Norfolk Southern Corporation's 2007 Proxy Materials.

Should the Commission have any questions or need additional information, please direct them to Noa Oren, IBT Projects Manager, at (202) 624-8990.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/no

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 20, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Norfolk Southern Corporation
Incoming letter dated December 21, 2006

The proposal requests that the board make available in its annual proxy statement information relevant to the company's efforts to safeguard the security of their operations and minimize material financial risk arising form a terrorist attack and/or other homeland security incidents.

There appears to be some basis for your view that Norfolk Southern may exclude the proposal under rule 14a-8(i)(7), as relating to Norfolk Southern's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Norfolk Southern omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Rebekah J. Toton
Attorney-Adviser

END